PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

07027282

17 September 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

PROCESSING RECEIVED SEP 24 2007 SEC MAIL WASH. D.C.

Dear Sirs,

GKN plc

- **Miscellaneous – Investor Day**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange on today.

Yours faithfully,

S DeRitter

Sandie De Ritter

Enc

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Investor Day
Released	12:32 17-Sep-07
Number	PRNUK-1709

GKN plc Investor Day

On Tuesday 18th September 2007, GKN plc is hosting a site visit for investors and analysts at its Aerospace facilities on the Isle of Wight.

Presentations will be made on the Group's Aerospace and OffHighway businesses and the accompanying slides will be posted on the Group website, www.gkn.com during the course of the day.

There will be no discussion of current trading.

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